

Mail Stop 4561

December 30, 2016

Stephen D. Milligan
Chief Executive Officer
Western Digital Corporation
3355 Michelson Drive, Suite 100
Irvine, CA 92612

      Re: **Western Digital Corporation**
              Registration Statement on Form S-4
              Filed December 22, 2016
              File No. 333-215243

Dear Mr. Milligan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gabriel Eckstein at (202) 551-3286 with any questions.

              Sincerely,

              /s/ Jan Woo

              Jan Woo
              Legal Branch Chief
              Office of Information
              Technologies and Services

cc: Sung K. Kang, Esq.
       Cleary Gottlieb Steen & Hamilton LLP